Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three Months Ended March 31, 2005
Earnings:
Income before income taxes	160,576
Add:
Interest expense	36,585
Amortization of debt expense	1,525
Interest component of rent expense	8,043
Earnings	206,729
Fixed Charges:
Interest expense	36,585
Amortization of debt expense	1,525
Interest component of rent expense	8,043
Fixed Charges	46,153
Ratio of earnings to fixed charges	4.5	x